Exhibit (12)

Opinion and Consent of Dorsey & Whitney LLP

supporting the tax matters discussed in the prospectus

October 30, 2007

Sit Mid Cap Growth Fund, Inc.

3300 IDS Center

80 South Sixth Street

Minneapolis, MN 55402

Sit Mutual Funds, Inc.

3300 IDS Center

80 South Sixth Street

Minneapolis, MN 55402

Ladies and Gentlemen:

We have acted as counsel to Sit Mutual Funds, Inc., a Minnesota Corporation, on behalf of its series, Sit Science and Technology Growth Fund (“Acquired Fund”), and Sit Mid Cap Growth Fund, Inc., a Minnesota corporation (“Acquiring Fund”), pursuant to an Agreement and Plan of Reorganization dated as of July 23, 2007 by and between Sit Mutual Funds, Inc. on behalf of Acquired Fund and Acquiring Fund (the “Agreement”).

You have requested our opinion concerning certain federal income tax consequences of the exchange of Acquiring Fund Shares for the assets and liabilities of Acquired Fund and the distribution of such shares to Acquired Fund Shareholders upon liquidation of Acquired Fund, all pursuant to the Agreement (the “Reorganization”). In this regard we have examined (1) the Agreement, (2) the Registration Statement on Form N-14 (including, but not limited to, the Prospectus and Proxy Statement included therein) filed with the Securities and Exchange Commission on August 24, 2007, as amended on September 26, 2007, and such other documents and records as we consider necessary in order to render this opinion. Unless otherwise provided herein, capitalized terms used in this opinion shall have the same meaning as set forth in the Prospectus and Proxy Statement or the Agreement, as the case may be.

Pursuant to the Agreement, all of the assets and liabilities of Acquired Fund were acquired in exchange for shares of common stock of Acquiring Fund having an aggregate net asset value equal to the net value of the assets of Acquired Fund at the Effective Time. Immediately after the transfer of the assets and liabilities of Acquired Fund, Acquired Fund distributed pro rata to its shareholders of record (determined as of the Effective Time) the Acquiring Fund Shares received by Acquired Fund, and all other assets of Acquired Fund, if any. All issued and outstanding shares of Acquired Fund were simultaneously cancelled on the books of Acquired Fund. Thereafter, no additional shares representing interests in Acquired Fund will be issued.

The acquisition of all of the assets and all of the liabilities of Acquired Fund by Acquiring Fund was undertaken because the Boards of Directors of Sit Mutual Funds, Inc. and of Acquiring Fund determined that the Reorganization is in the best interests of each Fund and its respective shareholders. In approving the consolidation of the two Funds, the Boards of Directors considered the following factors: (1) the compatibility of the Funds’ investment objectives, policies and restrictions; (2) each Fund’s relative investment performance; (3) each Fund’s relative asset size; (4) the investment experience and

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expertise of each Fund’s portfolio managers; (5) the effect of the Reorganization on each Fund’s expected investment performance; (6) the effect of the Reorganization on each Fund’s expense ratio relative to its current expense ratio; (7) the portfolio composition of each Fund and the expected portfolio composition of Acquiring Fund following the Reorganization; (8) the effect of the Reorganization on each Fund’s shareholders’ rights; (9) the fact that the advisor to Acquired Fund and Acquiring Fund, Sit Investment Associates, Inc., agreed to pay the expenses associated with the Reorganization; and (10) the alternatives to the Reorganization.

Our opinion is based upon existing law and currently applicable Treasury Regulations, published administrative positions of the Internal Revenue Service contained in Revenue Rulings and Revenue Procedures, and judicial decisions, all of which are subject to change. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

Based on the Agreement, the other documents referred to herein, the facts and assumptions stated above, as well as representations made by Sit Mutual Funds, Inc. and Acquiring Fund in Certificates dated as of the date hereof but effective October 26, 2007, the provisions of the Code and judicial and administrative interpretations as in existence on the Effective Time, it is our opinion that the Reorganization constituted a reorganization within the meaning of Section 368(a)(1)(C) of the Code as of the Effective Time, and that Acquiring Fund and Acquired Fund each qualified as a party to the reorganization within the meaning of Section 368(b) of the Code.

On the basis of the foregoing opinion that as of the Effective Time the Reorganization constituted a reorganization within the meaning of Section 368(a)(1)(C) of the Code, it is further our opinion that as of the Effective Time:

(i)         Acquired Fund Shareholders recognized no income, gain or loss upon receipt, pursuant to the Reorganization, of Acquiring Fund Shares. Acquired Fund Shareholders subject to taxation recognized income upon receipt of any net investment income or net capital gains of Acquired Fund which were distributed by Acquired Fund prior to the Effective Time;

(ii)        the tax basis of Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization is equal to the tax basis of the Acquired Fund Shares exchanged therefor;

(iii)       the holding period of Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the period during which the Acquired Fund Shareholder held the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund Shares were held as a capital asset at the Effective Time;

(iv)       Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

(v)        Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

(vi)       the tax basis of the assets received by Acquiring Fund pursuant to the Reorganization is the same as the basis of those assets in the hands of Acquired Fund as of the Effective Time;

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(vii)      the holding period of the assets received by Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by Acquired Fund, provided that such assets were held as capital assets at the Effective Time; and

(viii)     Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earning and profits, of Acquired Fund as of the Effective Time.

No opinion is expressed as to the effect of the Reorganization on Acquired Fund, Acquiring Fund or any shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting. The opinion set forth above relates solely to the Effective Time. No opinion is expressed, and none should be inferred, regarding the effect upon the opinion set forth above of any event that may have occurred after the Effective Time, or regarding the tax consequences of any such event.

The foregoing opinion is being furnished to you solely for your benefit in connection with the Reorganization and may not be relied upon by, nor may copies be delivered to, any person without our prior written consent. Our opinion is limited to the matters expressly addressed in the eight (8) numbered paragraphs above: No opinion is expressed and none should be inferred as to any other matter.

We consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement on Form N-14 and to the reference to this firm under the caption “Information Relating to the Proposed Reorganization — Federal Income Tax Consequences” in the Prospectus/Proxy Statement included in Part A of said Registration Statement.

Very truly yours,

/s/ Dorsey & Whitney LLP

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